(d)(1)(ii)

May 1, 2017

Voya Partners, Inc.

7337 E. Doubletree Ranch Rd.

Suite 100

Scottsdale, AZ 85258

Ladies and Gentlemen:

Pursuant to the investment sub-advisory agreement dated March 29, 2002, as amended, between Directed Services LLC (“DSL”)(1), and American Century Investment Management, Inc. (“American Century”) (the “Sub-Advisory Agreement”), the sub-advisory fee for VY® American Century Small-Mid Cap Value Portfolio (the “Portfolio”) was reduced on April 28, 2006.  The sub-advisory fee for the Portfolio was further reduced on January 1, 2014.  On May 1, 2017, a new Sub-Advisory Agreement was executed between American Century and Voya Investments, LLC (“VIL”).

By our execution of this letter agreement, we hereby notify you of our intention to lower the annual management fee for the Portfolio with a corresponding reduction (the “Reduction”) for the period from May 1, 2017 through May 1, 2018.  The Reduction shall be calculated as follows:

Reduction = 50% x (the sub-advisory fee rate for the Portfolio prior to April 28, 2006 — the sub-advisory fee rate for the Portfolio after April 28, 2006)

Notwithstanding the foregoing, termination or modification of this letter agreement requires approval by the Board of Directors of Voya Partners, Inc.

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(1)  Effective May 1, 2017, VIL replaced DSL as the investment manager for the Portfolio.

Please indicate your agreement to this Reduction by executing below in the place indicated.

Very sincerely,

By:	/s/ Todd Modic
Todd Modic
Vice President
Voya Investments, LLC

Agreed and Accepted:

Voya Partners, Inc.

(on behalf of the Portfolio)

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President